BAKER & McKENZIE

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RECEIVED

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February 2, 2006

Our ref: 32002208-000003
By Hand

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Susan Min (202)-9421951

SUPPL

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated January 11, 2006, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2429 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Michelle Li / Joyce Yip

Encl.

PROCESSED
FEB 15 2006
THOMSON
FINANCIAL

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Annex 1

A List of Documents Made Public
in connection with the Listing since our last submission dated on January 11, 2006

1. Announcement re. CSCL eyes in-house container sourcing released on 1 February, 2006
2. Announcement re. Continuing Connected Transactions and Disclosable Transaction: Master provision of containers agreement, proposed amendment to the articles of association and changes to the senior management of the company released on 1 February, 2006

SOUTH CHINA MORNING POST - 1 FEB 2006

B3

CSCL eyes in-house container sourcing

SHIPPING
Russell Barling

State-controlled China Shipping Group is set to generate more than US$300 million in revenue over the next three years from the sale of marine containers to its aggressively expanding transport arm China Shipping Container Lines (CSCL).

The Hong Kong-listed carrier planned to exclusively source the containers it would require until 2008 to outfit its growing fleet from Dong Fang International Containers, a wholly owned subsidiary of the group, CSCL chairman Li Keilin said in a statement to the stock exchange yesterday.

Mr Li said it would source the equipment in-house rather than from the open market because "terms of sale provided by the China Shipping Group are generally more favourable to the group than those provided by independent third-party suppliers".

The carrier capped its expected capital outlay for the boxes at just over US$307.2 million, 40 per cent of which may be spent in 2008, the year it expects its fleet expansion to be the most rapid. The exclusive contract is for three years.

As of August, the company had orders for 175,000 teu (20-foot equivalent units) in shipping capacity from global shipyards. It is undertaking a substantial expansion just as the industry enters a downward cycle, making it more vulnerable to the present downturn in freight rates.

JP Morgan expects the carrier's earnings to fall 16.2 per cent this year to $4.27 billion as capacity outstrips demand on the world's major trade lanes.

However, other analysts such as Singapore-based Jean-Louis Morisot at Goldman Sachs believe the gloomy market outlook may be overstated.

"We believe resilient demand could cushion the fall in load factors, despite the large supply growth," Mr Morisot said.

"Demand could hold up above consensus expectations: if disposable incomes fall further in the west due to continued high energy bills, this could lead to continued consumption of more affordable Asian-made goods, providing a strong underpinning for container shipping companies which tend to move lower-value cargo," he said.

Due to the close relationship of Dong Fang and CSCL, the listed firm has contracted Guotai Junan Capital to act as an adviser to its independent shareholders, which must approve each transaction. It has set unit pricing for the deals at market rates or "cost plus a margin of 5 per cent", Mr Li said.

中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 2866)

CONTINUING CONNECTED TRANSACTIONS AND DISCLOSEABLE TRANSACTION: MASTER PROVISION OF CONTAINERS AGREEMENT, PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION AND CHANGES TO THE SENIOR MANAGEMENT OF THE COMPANY

Continuing Connected Transactions: Master Provision of Containers Agreement

The Board is pleased to announce that the Company intends to enter into the Agreement with China Shipping, the controlling shareholder of the Company, whereby China Shipping agrees to supply and agrees to procure that its subsidiaries and associates supply containers to the Group. The Agreement and the Continuing Connected Transactions are expected to constitute non-exempt continuing connected transactions of the Company under Chapter 14A of the Listing Rules, and such transactions together with the associated annual caps will be subject to approval by the Independent Shareholders at the SGM. The Agreement also constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules.

China Shipping and its associate(s), if any, will at the SGM abstain from voting on the ordinary resolutions approving the Agreement, the Continuing Connected Transactions and the associated annual cap, which will be taken on a poll as required under the Listing Rules.

The Independent Board Committee has been established to advise the Independent Shareholders in respect of the Agreement, the Continuing Connected Transactions and the associated annual cap. Guotai Junan Capital Limited has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Agreement, the Continuing Connected Transactions and the associated annual cap. A circular containing further information in relation to the Agreement and the Continuing Connected Transactions as required under the Listing Rules (including a letter from the Independent Board Committee and its recommendations to the Independent Shareholders, *and an opinion letter from Guotai Junan Capital Limited*) will be issued by the Company and despatched to its shareholders as soon as practicable.

Proposed Amendment to the Articles of Association

The Directors propose to amend the articles of association of the Company in the manner described below, in order for the Company to be able to have two Vice-Chairmen.

Changes to the Senior Management of the Company

The Board is also pleased to announce that:

(a) Mr. Jia Hongxiang, an existing executive director of the Company, has ceased to be the general manager of the Company with effect from 26 January 2006 and is proposed to be appointed as an additional Vice-Chairman of the Company, subject to approval of the amendment to the articles of association of the Company described below at the SGM;

(b) Mr. Huang Xiaowen has been appointed as the general manager of the Company in replacement of Mr. Jia Hongxiang, with effect from 26 January 2006; and

(c) Mr. Xu Weiyong has been appointed as the deputy general manager of the Company, with effect from 26 January 2006.

I. Continuing Connected Transactions and Discloseable Transaction : Master Provision of Containers Agreement

Background

In light of the increasing shipping capacity of the Group in the next few years, the Group requires additional containers and therefore the Company intends to enter into the Agreement with China Shipping, the controlling shareholder of the Company, whereby China Shipping agrees to supply and agrees to procure that its subsidiaries and associates supply new containers to the Group. The Agreement and the Continuing Connected Transactions are expected to constitute non-exempt continuing connected transactions of the Company under Chapter 14A of the Listing Rules, and such transactions together with the associated annual caps will be subject to approval by the Independent Shareholders at the SGM. The Agreement also constitutes a discloseble transaction of the Company under Chapter 14 of the Listing Rules.

The Agreement

The general terms of the Agreement are set out below:

1. **GENERAL PRINCIPLES; PRICE AND TERMS**

   The Agreement requires, in general terms that:

   - the quality of containers to be provided should be satisfactory to the Company;
   - the price at which such containers are to be provided must be fair and reasonable; and
   - *the terms and conditions on* which such containers are to be provided should be no less favourable to the Group than those:
     - (i) offered from the China Shipping Group to independent third parties; and
     - (ii) offered from independent third parties to the Group.

2. **PRICE DETERMINATION**

   The Agreement provides that containers must be provided in accordance with the following general pricing principles:

   - state-prescribed prices;
   - where there is no state-prescribed price, then according to relevant market prices; or
   - where there is no relevant market price, then according to the contracted price.

   For the purpose of the Agreement:

   "state-prescribed price" *means the price set by the relevant laws, regulations and other governmental* regulatory documents issued by the relevant departments of the PRC Government;

   "market price" means the price at which the same or comparable type of product is provided from independent third parties in the same area in the ordinary course of business; and

   "contracted price" means the actual cost incurred in providing such product plus a margin of 5% thereof.

3. **TERM AND TERMINATION**

   The initial term of the Agreement is 3 years, with effect from the date of signature after it is approved by the Independent Shareholders at the SGM. Upon the expiry of such initial term, the Agreement shall automatically extend for further terms of three years, *subject to the review of the annual caps by the Shareholders and the fulfilment* of the relevant requirements of the Listing Rules, unless at any time either party gives at least 3 months' prior written notice of termination to the other party. The Company shall comply with the relevant disclosure and Shareholders' approval requirements under the Listing Rules, if the Agreement is renewed.

   During the term of the Agreement, termination of any implementation agreement described below may be effected from time to time by any one of the parties to the relevant implementation agreement providing at least 3 months' written notice of termination to the other party or parties.

4. **IMPLEMENTATION AGREEMENT**

   It is envisaged that from time to time and as required, individual implementation agreements may be entered into between members of the Group and members of the China Shipping Group.

   The implementation agreement will set out the specific containers requested by the relevant members of the Group and any detailed technical and other specifications which may be relevant to those containers. The implementation agreement may only contain provisions which are in all material respects consistent with the binding principles, guidelines, terms and conditions in accordance with which such containers are required to be provided as contained in the Agreement.

   As *the implementation agreements* are simply further elaborations on the provision of containers as contemplated by the Agreement, as such, they do not constitute new categories of connected transactions.

Historical figure

Since the Group only started to purchase containers from Dong Fang International Container (Lianyungang) Co., Ltd., a wholly-owned subsidiary of China Shipping, in October 2005, there is only one historical figure for the total cash consideration paid by the Group to the China Shipping Group in the financial year ended 31 December 2005, which was US$31,306,000 (equivalent to approximately HK$242,934,560) as mentioned in the announcements of the Company dated 31 October 2005 and 30 November 2005. The Group also purchased containers from Dong Fang International Container (Lianyungang) Co., Ltd. at the cash consideration of US$18,997,600 (equivalent to approximately HK$147,421,376) as mentioned in the *announcement of the Company dated 10 January 2006.*

Annual cap

Based on the historical figure in 2005 and the expected increase in the Group's shipping capacity in the next few years, the total amount of cash consideration payable for the purchase of contrainers by the Group to the China Shipping Group for the three financial years ending 31 December 2006, 2007 and 2008 are not expected to exceed US$108,870,000 (equivalent to approximately HK$844,831,200) (including the cash consideration of US$18,997,600 (equivalent to approximately HK$147,421,376) payable for the containers purchased from Dong Fang International Container (Lianyungang) Co., Ltd. as mentioned in the announcement of the Company dated *10 January 2006*), US$125,050,000 *(equivalent to approximately* HK$970,388,000) and US$73,320,000 (equivalent to approximately HK$568,963,200), respectively. Accordingly, these amounts have been set as the proposed annual caps for this category of continuing connected transaction.

Finance Terms

The Company expects to use internal resources and/or bank borrowings to satisfy the consideration payable for the purchase of containers under the Agreement.

Reason for entering into the Agreement with China Shipping

Since the terms of sale provided by the China Shipping Group are generally more favourable to the Group than those provided by independent third party suppliers, the Company intends to enter into the Agreement with China Shipping.

Implications under the Listing Rules

Since China Shipping is the controlling shareholder of the Company, each member of the China Shipping Group is therefore a connected person of the Company. In respect of the Agreement and the Continuing Connected Transactions, the relevant "percentage ratio" applicable to such transactions for the purpose of Chapter 14A of the Listing Rules is expected or likely to exceed 2.5% on an annual basis, and such transactions are not expected to fall under any of the categories set out in Rules 14A.16(1) to (4) of the Listing Rules. Accordingly, the Agreement and the Continuing Connected Transactions are expected to constitute, or may in the on-going performance become, non-exempt continuing connected *transactions of the Company under the* Listing Rules, and such transactions together with the associated annual cap will be subject to approval by the Independent Shareholders at the SGM.

Based on the information described above, the Board is of the view that the Agreement and the Continuing Connected Transactions are on normal commercial terms, in the ordinary and usual course of business, fair and reasonable and in the interests of the Group and the Company's shareholders as a whole.

General Information

The Group is principally engaged in the operation and management of international and domestic container marine transportation.

China Shipping is a large shipping conglomerate that operates across different regions, sectors and countries. The China Shipping Group (including the Group) has five specialised shipping fleets (including oil tankers, tramps, passenger vessels, container vessels and special vessels).

China Shipping and its associate(s), if any, will at the SGM abstain from voting on the ordinary resolutions approving the Agreement, the Continuing Connected Transactions and the associated annual cap, which will be taken on a poll as required under the Listing Rules.

The Independent Board Committee has been established to advise the Independent Shareholders in respect of the Agreement, the Continuing Connected Transactions and the associated annual cap. Guotai Junan Capital Limited has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Agreement, the Continuing Connected Transactions and the associated annual cap. A circular containing further information in relation to the Agreement and the Continuing Connected Transactions as required under the Listing Rules (including a letter from the Independent Board Committee and its recommendations to the Independent Shareholders, and an opinion letter from Guotai Junan Capital Limited) will be issued by the Company and despatched to its shareholders as soon as practicable.

II. Proposed Amendment to the Articles of Association

Due to the growth in the scope of the Company's business operations, the Directors propose to amend the articles of association of the Company in the following manner, so that the Company is able to have two Vice-Chairmen, instead of just one:

The existing Article 10.1 of the articles of association of the Company be deleted in its entirety and replaced by the following:

"Article 10.1 The Company has a board of directors which is responsible for and reports to the general meetings. The board of directors is composed of *13 directors, among which at least two of them are* executive directors who are responsible for the daily duties designated by the Company whilst the remaining are non-executive directors who do not deal with daily affairs. The board of directors has one chairman and two vice-chairmen."

The proposed amendment is subject to approval by the Shareholders by way of special resolution at the SGM.

III. Changes to the Senior Management of the Company

The Board is also pleased to announce that:

(a) Mr. Jia Hongxiang, an existing executive director of the Company, has ceased to be the general manager of the Company with effect from 26 January 2006 and is proposed to be appointed as an additional Vice-Chairman of the Company, subject to approval of the amendment to the articles of association of the Company described above at the SGM;

(b) Mr. Huang Xiaowen has been appointed as the general manager of the Company in replacement of Mr. Jia Hongxiang, with effect from 26 January 2006; and

(c) Mr. Xu Weiyong has been appointed as the deputy general manager of the Company, with effect from 26 January 2006.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

"Agreement"	means the master provision of containers agreement which is proposed to be entered into between the Company and China Shipping;
"associate"	has the meaning ascribed thereto under the Listing Rules;
"Board"	means the board of the directors of the Company;
"China Shipping"	means China Shipping (Group) Company (中國海運（集團）總公司), a wholly PRC state-owned enterprise and the controlling shareholder of the Company;
"China Shipping Group"	means China Shipping and its subsidiaries and associates (excluding the Group);
"Company"	means China Shipping Container Lines Company Limited (中海集裝箱運輸股份有限公司), a joint stock limited company incorporated in the PRC, of which 2,420,000,000 H shares are listed on The Stock Exchange of Hong Kong Limited;
"Continuing Connected Transactions"	means the continuing connected transactions to be entered into between the Group and the China Shipping Group under the Agreement;
"Group"	means the Company and its subsidiaries;
"Hong Kong"	means Hong Kong Special Administrative Region of the PRC;
"Independent Board Committee"	means a committee of the Board comprising all the independent non-executive Directors (namely, Mr. Hu Hanxiang, Mr. Gu Nianzu, Mr. Wang Zongxi and Mr. Lam Siu Wai, Steven) established for the purpose of considering and advising the Independent Shareholders in connection with the Agreement, the Continuing Connected Transactions and the associated annual cap;
"Independent Shareholders"	means shareholders of the Company except China Shipping (being the controlling shareholder, and hence a connected person, of the Company having a material interest in the Agreement and the Continuing Connected Transactions) and its associate(s), if any;
"Listing Rules"	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"PRC"	means the People's Republic of China;
"SGM"	means the special general meeting of the shareholders of the Company to be convened to consider the Agreement, the Continuing Connected Transactions and the associated annual cap; and
"Shareholders"	means the shareholders of the Company.

By order of the Board of
China Shipping Container Lines Company Limited
Li Kelin
Chairman

Shanghai, the People's Republic of China
27 January 2006

The Board as at the date of this announcement comprises of Mr. Li Kelin, Mr. Jia Hongxiang, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive directors, Mr. Li Shaode, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Zhang Guofa and Mr. Xu Hui, being non-executive directors, and Mr. Hu Hanxiang, Mr. Gu Nianzu, Mr. Wang Zongxi and Mr. Lam Siu Wai, Steven, being independent non-executive directors.

The exchange rate adopted in this announcement for illustration purposes only is US$1.00 = HK$7.76

- *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*